26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com October 9, 2018	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

Kim McManus, Senior Counsel

Rahul K. Patel, Staff Attorney

William Demarest, Staff Accountant

Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited Amendment No. 1 to the Registration Statement on Form F-1 CIK No. 0001713334

Dear Ms. McManus, Mr. Patel, Mr. Demarest, Ms. Sobotka:

Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the British Virgin Islands, publicly filed Amendment No. 1 to its registration statement on Form F-1 (the “Registration Statement”) as well as certain exhibits thereto via EDGAR to the Securities and Exchange Commission (the “Commission”) today. To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 17, 2018 and the Registration Statement, marked to show changes to the registration statement that was publicly filed on September 7, 2018.

The Company will commence its marketing activities in connection with the offering on October 10, 2018. The Company plans to request the Staff’s declaration of effectiveness of the Registration Statement on or about October 17, 2018. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the Staff dated September 17, 2018. The Staff’s comments are repeated below in bold and are followed by the

PARTNERS: Pierre-Luc Arsenault[3] | Lai Yi Chau | David G. Couper[7] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Damian C. Jacobs[6] | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel A. Margulies[6] | Peng Qi3 | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Queensland (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2018

Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus Summary

Our Business, page 1

1.

We note the picture of the Studio City property. Please confirm that the picture represents the current state of the property. To the extent the picture represents the property, as anticipated upon completion of the hotel towers described on page 30, please revise to clarify and disclose the anticipated cost of such construction.

In response to the Staff’s comment, the Company confirms the picture on page 1 represents the current state of the property and does not represent the property upon the anticipated completion of the hotel towers described on pages 30 and 31.

Organizational Transactions, page 5

2.	Please revise the organizational chart to disclose the percentage of Class A shares New Cotai may receive in exchange for its Participation Interest and Class B shares.

In response to the Staff’s comment, the Company has revised the organizational chart on pages 8 and 74 of the Registration Statement to disclose the percentage of Class A shares New Cotai may receive in exchange for its Participation Interest and Class B shares.

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com, +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2018

Enclosures

cc:

Geoffry P. Andres, Studio City International Holdings Limited

Tim Y. Sung, Studio City International Holdings Limited

Jacqueline Wenchen Tang, Esq., Kirkland & Ellis International LLP

George Chan, Partner, Ernst & Young

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP